Consent of Independent Registered Public Accounting Firm
The Board of Directors
Five Below, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333‑182817 and No.333-185196) on Form S-8 and registration statement (No. 333-191210) on Form S-3 of Five Below, Inc. of our reports dated March 26, 2014, with respect to the consolidated balance sheets of Five Below, Inc. and subsidiary as of February 1, 2014 and February 2, 2013, and the related consolidated statements of operations, changes in convertible preferred stock and shareholders’ equity (deficit), and cash flows for each of the fiscal years in the three-year period ended February 1, 2014 and the effectiveness of internal control over financial reporting as of February 1, 2014, which reports appear in the February 1, 2014 annual report on Form 10‑K of Five Below, Inc.
/s/ KPMG LLP
Philadelphia, Pennsylvania
March 26, 2014